

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act

DIVISION OF
MARKET REGULATION





RECD S.E.C.
SEP 24 2004
1086

September 24, 2004

Act Exchange Act
Section 11A
Rule 11Ac1-1, 11Ac1-2, 11Ac1-4
Public
Availability 9/24/04

VIA FACSIMILE AND U.S. MAIL

Mai S. Shiver
Director
Regulatory Policy
Pacific Exchange, Inc.
115 Sansome Street
San Francisco, California 94104

Re: Exemption for Display of Rounded Prices in Public Quotes for Securities Priced Less than $1.00

Dear Ms. Shiver:

In your letter dated September 15, 2004, on behalf of the Pacific Exchange, Inc. ("PCX" or "Exchange"), through its wholly-owned subsidiary PCX Equities, Inc. ("PCXE"), you requested that the Commission grant an exemption from Rules 11Ac1-1, 11Ac1-2, and 11Ac1-4 under the Securities Exchange Act of 1934 ("Act") to permit the Archipelago Exchange ("ArcaEx"), a facility of PCXE, and vendors that disseminate ArcaEx quotes to display their quotes for securities traded on ArcaEx (Nasdaq National Market, Small Cap, and exchange-listed securities) that are priced less than $1.00 in penny increments, while ArcaEx ETP Holders and their customers may be trading in $0.001 increments.

As you know, on August 28, 1997, the Commission adopted Rule 11Ac1-4 ("Limit Order Display Rule") and amendments to Rule 11Ac1-1 ("Quote Rule"). The Limit Order Display Rule requires the display of certain customer limit orders priced better than an over-the-counter ("OTC") market maker or specialist's quote, or when the limit order adds to the size associated with such quote if that quote is at the national best

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

bid or offer ("NBBO").[1] In addition, the Quote Rule generally requires exchange members to give their exchanges, and exchanges to give to quotation vendors, the best bids, best offers and quotation sizes for securities traded on that exchange. Rule 11Ac1-2 ("Vendor Display Rule") requires quotation vendors to disseminate best bids, offers, quotations sizes and last sale data for subject securities.

In a letter to the Nasdaq Stock Market ("Nasdaq") dated July 30, 1997 ("Nasdaq Letter"), the Division of Market Regulation ("Division") stated that, for any bid or offer supplied to the National Association of Securities Dealers ("NASD") or Nasdaq, and rounded by Nasdaq to the appropriate minimum quotation increment, but disseminated without a rounding identifier, the Division would not recommend enforcement action to the Commission under Section 11A(c) of the Act, or Rules 11Ac1-1, 11Ac1-2, or 11Ac1-4 thereunder, with respect to the OTC market maker or Electronic Communications Network ("ECN") supplying the rounded bid or offer or with respect to the NASD, Nasdaq, an exclusive securities information processor, and any quotation vendors publicly disseminating such bid or offer.[2] This letter permitted OTC market makers in Nasdaq securities to publicly disseminate bids and offers for those securities rounded to the narrowest applicable quotation increment used by Nasdaq systems, even though those market makers might actually be trading increments smaller than the ones being publicly reported.

Similarly, in letters to the Chicago Stock Exchange ("CHX") and the National Stock Exchange ("NSX"), dated April 6, 2001 and July 26, 2002, respectively, the Division granted the CHX and the NSX temporary and conditional exemptions from Rules 11Ac1-1, 11Ac1-2, and 11Ac1-4 to allow these exchanges, their members, and the vendors that disseminate their quote information to display and disseminate their quotes for listed securities in rounded penny increments without a rounding identifier.[3]

Currently, ArcaEx, its ETP Holders and quotation vendors disseminate bids, offers, and last sale information in penny increments for those securities that have converted to decimal pricing (except with respect to Midpoint Cross Orders and Midpoint Directed Fills). In your letter dated September 15, 2004, you stated that ArcaEx wishes to accept and fill orders in Nasdaq National Market, Small Cap, and exchange-listed

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[1] For a complete discussion of the amendments to the Quote Rule, *see* Securities Exchange Act Release No. 37169A (September 6, 1996), 61 FR 48290 (September 12, 1996).

[2] *See* Letter to Robert Aber, Vice President and General Counsel, Nasdaq, from Richard R. Lindsey, Director, Division, Commission, dated July 30, 1997.

[3] *See* Letter to Paul O'Kelly, CHX, from Annette L. Narazeth, Director, Division, Commission (April 6, 2001) and Letter to Jeffrey T. Brown, Cincinnati Stock Exchange, from Robert L.D. Colby, Deputy Director, Division, Commission (July 26, 2002). The Commission has subsequently granted extensions to these temporary exemptions. For the most recent extensions, *see* Letters to James C. Yong, Senior Vice President, Regulation, and General Counsel, NSX, from David S. Shillman, Associate Director, Division, Commission, dated June 30, 2004 and Ellen J. Neely, Senior Vice President and General Counsel, CHX from David S. Shillman, Associate Director, Division, Commission, dated July 15, 2004.

securities that are priced less than $1.00 in $0.001 increments. The Exchange notes that ECNs, Nasdaq market makers, NSX market makers, and CHX market makers are permitted to trade in increments finer than a penny, but disseminate rounded quotation information.

You therefore request that the Commission exempt ArcaEx and its quotation vendors from Rules 11Ac1-1, 11Ac1-2, and 11Ac1-4 under the Act to allow the reporting and dissemination of ArcaEx quotes for securities priced less than $1.00 in penny increments, even though ArcaEx ETP Holders and their customers may be trading in increments of $0.001. Specifically, the Exchange requests that the Commission grant relief to allow sub-penny quotes in securities priced less than $1.00 to be rounded up (for orders to sell) or down (for orders to buy) to the nearest penny increment for public dissemination. The Exchange has agreed that any sub-penny limit orders must be executed at the non-rounded prices at which they are received; executions at non-rounded prices will be reported at the execution price and will not be rounded for trade reporting purposes.

In addition, the Exchange believes that ArcaEx ETP Holders may have an unfair advantage if they are permitted to trade ahead of ArcaEx customer limit orders by improving upon the quoted price of such limit order by sub-penny increments. The Exchange filed with the Commission a proposed rule change (SR-PCX-2003-71) that would amend Exchange Rule 6.16, "Trading Ahead of Customer Limit Orders," to add language that will require an ArcaEx ETP Holder to better the price of a customer order by at least one penny (for those customer orders at the NBBO) if the ETP Holder determines to trade with an incoming market or marketable limit order.

To permit the Exchange and the Commission to study data relating to orders and executions in sub-penny increments, the Exchange has agreed that the requested relief would be granted on a pilot basis only, through September 30, 2005. The Exchange has agreed to provide the Commission's staff with information on a monthly basis, to allow the staff to monitor the effect of the pilot on trading at ArcaEx. Such information will include reported volume of orders received and executed in sub-penny increments (in terms of both trades and shares), the execution price points, and the nature of the sub-penny orders received and executed (*i.e.*, agency, proprietary, professional, or otherwise).

Response:

Based on the representations in your letter, and subject to the conditions stated above, the Commission finds that the requested exemption is consistent with the public interest, the protection of investors, and the removal of impediments to, and perfection of the mechanism of, a national market system. The Commission hereby grants the requested exemption from Rules 11Ac1-1, 11Ac1-2, and 11Ac1-4, to allow ArcaEx, ArcaEx ETP Holders and quotation vendors that disseminate ArcaEx quotation information to display and disseminate their quotes for securities priced less than $1.00 in increments of $0.001 without a rounding identifier. This exemption is expressly contingent upon the Exchange's commitment to provide the staff of the Commission with monthly reports that include reported volume of orders received and executed in sub-penny increments (in terms of both trades and shares), the execution price points, and the nature of the sub-penny orders received and executed (*i.e.*, agency, proprietary, professional, or otherwise). Further, this exemption is temporary and will expire on September 30, 2005. However, depending on the action the Commission takes on proposed Regulation NMS prior to September 30, 2005, the Commission may determine to modify, withdraw, or extend the exemption.[4]

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,[5]



David S. Shillman
Associate Director

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4 On February 24, 2004, the Commission proposed Regulation NMS for public comment. Securities Exchange Release No. 34-49325 (February 26, 2004), 69 FR 11126 (March 9, 2004). Proposed Rule 612 of Regulation NMS would, among other things, prohibit any national securities exchange, national securities association, alternative trading system, vendor, or broker or dealer from displaying, ranking, or accepting from any person a bid or offer, an order, or an indication of interest in any NMS stock price in an increment less than $0.01, except for those NMS stocks the share price of which is below $1.00. This exemption in no way prejudges or determines what actions the Commission may take with respect to any part of the Regulation NMS proposal.

5 17 CFR 240.11Ac1-1(e), 17 CFR 200.30-3(a)(28); 17 CFR 240.11Ac1-2(g), 17 CFR 200.30-3(a)(36); 17 CFR 240.11Ac-1-4(d), 17 CFR 200.30(a)(61).